Exhibit 99.1

FORM OF LETTER TO REGISTERED HOLDERS OF COMMON STOCK

NORTHWEST BANCORPORATION, INC.

Up to 1,000,000 Shares of Common Stock To Be Issued Upon Exercise of Subscription Rights

[—], 2010

Dear Shareholder:

This letter is being distributed by Northwest Bancorporation, Inc. (“us”, “we”, “our” or the “Company”) in connection with the offering by the Company of shares of our common stock, which will be issued upon the exercise of non-transferable subscription rights, which are being distributed to all holders of record of our common stock as of 5:00 p.m., Pacific Time, on May 20, 2010 (the “Record Date”). The subscription rights and this rights offering are described in the prospectus dated [—], 2010, which is enclosed with this letter (the “Prospectus”).

In this rights offering, we are offering up to an aggregate of 1,000,000 shares of our common stock to be issued upon the exercise of the subscription rights, which is further described in the Prospectus. The subscription rights will expire, if not exercised by 2:00 p.m., Pacific Time, on July 1, 2010, unless we elect in our sole discretion to extend the period of the rights offering beyond this date (as such date may be extended, the “Expiration Date”).

As described in the Prospectus, you will receive approximately 0.4192 of a subscription right for each share of common stock you owned on the Record Date. Subscription rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the subscription rights down to the nearest whole number. Each whole subscription right will allow you to subscribe to purchase a share of common stock (the “Basic Subscription Privilege”) at a subscription price of $4.00 per share. For example, if you owned 1,000 shares of common stock on the Record Date, you would receive 419 subscription rights (rounded down from 419.20) and would have the right to purchase 419 shares of common stock for $4.00 per share pursuant to your Basic Subscription Privilege.

In addition, if you exercise your Basic Subscription Privilege in full, you will be eligible to subscribe to purchase additional shares of common stock, at the same subscription price per share that applies to the Basic Subscription Privilege, subject to the conditions and limitations described further in the Prospectus (the “Over-Subscription Privilege”). We offer no assurances that any subscription requests that you may submit pursuant to the Over-Subscription Privilege will be fulfilled in whole or in part.

You will be required to submit payment in full for all of the shares of common stock you wish to buy under your Basic Subscription Privilege and pursuant to the Over-Subscription Privilege to Registrar and Transfer Company (the “Subscription Agent”), by no later than 2:00 p.m., Pacific Time, on the Expiration Date. Any fractional shares of common stock resulting from the exercise of your subscription rights, including under the Basic Subscription Privilege and the Over-Subscription Privilege, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that you may pay to the Subscription Agent in the rights offering will be returned, without interest or penalty, to you by the Subscription Agent as soon as practicable following the completion of the rights offering.

Your subscription rights are evidenced by subscription rights certificates issued in your name. Your subscription rights are non-transferable, meaning that you may not sell, transfer or assign your subscription rights certificate to anyone else.

Enclosed for your additional information are copies of the following documents:

•	Prospectus;

•	Subscription Rights Certificate;

•	Instructions For Use of Northwest Bancorporation, Inc. Subscription Rights Certificates; and

•	A return envelope addressed to Registrar and Transfer Company, acting as our subscription agent.

The first three documents listed above provide additional information on the rights offering, the Company and the steps you must take if you wish to exercise all or some of your subscription rights. You should read all of these documents carefully in their entirety.

Your prompt action is requested. To exercise your subscription rights, you must deliver your properly completed and signed subscription rights certificate, together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase under your Basic Subscription Privilege and any additional shares that you wish to purchase pursuant to the Over-Subscription Privilege, to the Subscription Agent as described further in the Prospectus. Your properly completed and signed subscription rights certificate, accompanied by full payment of your total subscription amount, must be received by the Subscription Agent by no later than 2:00 p.m., Pacific Time, on the Expiration Date. Once you have exercised your subscription rights, you may not cancel, revoke or otherwise amend the exercise of your subscription rights. Any subscription rights that are not exercised prior to 2:00 p.m., Pacific Time, on the Expiration Date will expire and you will have no further rights under your subscription rights certificate.

Additional copies of the enclosed materials may be obtained by contacting me at: Northwest Bancorporation, Inc., 421 W. Riverside Avenue, Spokane, Washington 99201, (509) 456-8888.

Very truly yours,

NORTHWEST BANCORPORATION, INC.

By:
Date